SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On October 19, 2009, Mr. Kim, Jae-Kyu and Mr. Park, Yong-Hwan, two non-standing directors of Korea Electric Power Corporation (“KEPCO”), resigned from their position upon termination of their term.

On the same date, Mr. Chung, Dong-Rack and Mr. Lee, Gi-Pyo were appointed as non-standing directors of KEPCO. Their term is scheduled to expire on October 18, 2011. A brief biography of these two directors is set forth below.

Name	Details of Information

Chung, Dong-Rack	• Date of Birth : January 13, 1946 • Outside Occupation - Current : Advisory Council of The National Unification Advisory Council - Previous : General Director of Korea Electric Association

Lee, Gi-Pyo	• Date of Birth : January 20, 1958 • Outside Occupation - Current : Director of Bohyun Home & Director of Busan Food Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KIM, MYUNG-WHAN
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: October 20, 2009